UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  ] Form 10-K      [  ] Form 20-F      [  ] Form 11-K       [ X ] Form 10-Q     [  ] Form N-SAR

For Period Ended:           March 31, 2001

[  ]    Transition Report on Form 10-K

[  ]    Transition Report on Form 20-F

[  ]    Transition Report on Form 11-K

[  ]    Transition Report on Form 10-Q

[  ]    Transition Report on Form N-SAR

For the Transition Period Ended:_______

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                  N/A

PART I--REGISTRANT INFORMATION

                      NORD PACIFIC LIMITED
Full Name of Registrant:

                                N/A
Former Name if Applicable:

          40 Wellington Row, Suite 2100, Scotia Plaza
Address of Principal Executive Office (Street and Number):

          Saint John, New Brunswick, E2L 4S3, Canada
City, State and Zip Code:

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[   ]        (a)        The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expenses;

[ X ]      (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K,
                          11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on
                           Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]         (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nord Pacific Limited has experienced turnover of key personnel in the Finance and Accounting Department. The 10-K has not been filed for December 31, 2000. The 10-K will be filed during the first part of June 2001. The Company has arranged for contract accountants to complete the preparation of 10-K, for December 31, 2000, and file the 10-Q, for March 31, 2001, as soon as possible thereafter.

PART IV--OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

           Leland O. Erdahl                  505                           241-5820
          (Name)                               (Area Code)           (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

          [  ] Yes           [ X ]  No

The 10-K has not been filed for the December 31, 2000 annual report. It will be filed during June 2001.

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [  ] Yes           [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is releasing its earnings statements for the periods ended                     March 31, 2001
contemporaneously with the filing of this Form 12b-25.

         [  ] Yes           [ X ] No

               NORD PACIFIC LIMITED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2000                                              By:                 /s/ Leland O. Erdahl
                                                                              Name:            Leland O. Erdahl
                                                                              Title:               President & CEO